Ceres Managed Futures LLC

January 24, 2012

VIA UPS and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Michael McTiernan

Re:	Managed Futures Charter Graham, L.P. Form 10-K for the year ended December 31, 2010 Filed on March 29, 2011 File No. 000-25603

Ladies and Gentlemen:

Ceres Managed Futures LLC, the general partner (the “General Partner”) of Managed Futures Charter Graham, L.P. (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated December 16, 2011, relating to the Registrant’s Form 10-K filed on March 29, 2011 (File No. 000-25603). We have prepared our response with the assistance of our legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A copy of this letter is being sent to the Commission via overnight mail.

Part I, page 1

Documents Incorporated by Reference

Comment #1

We note that you have incorporated certain disclosure by reference. Please file all relevant pages from your private placement memorandum as an exhibit in accordance with Instruction G.1 of Form 10-K and Rule 240.12b-23(a)(3) of the Exchange Act. Additionally, please clearly identify the information that is being incorporated by reference.

Response #1

In future filings of the Registrant’s Form 10-Ks, we will include as exhibits to the Form 10-K information from previously filed prospectuses that have been incorporated by reference in the Form 10-K and we will identify the information that is being incorporated by reference.

Securities and Exchange Commission

Item 1. Business, page 1

Risk Factors, page 5

The Unregulated Nature of the Over-the-Counter Markers…page 14

Comment #2

In future Exchange Act periodic reports please expand this risk factor to disclose the relative exposure of the company to contracts that are not cleared by a registered clearing firm. To the extent necessary to provide an accurate understanding of any material disclosure, please disclose a range of intra-period exposure. Please provide us sample disclosure reflecting your current exposure.

Response #2

In the Registrant’s future annual reports on Form 10-K filed pursuant to the Exchange Act, the Registrant will disclose the relative exposure of the contracts that are not cleared by a registered clearing firm by revising the risk factor as indicated below:

The Unregulated Nature of the Over-The-Counter (“OTC”) Markets Creates Counterparty Risks that Do Not Exist in Futures Trading on Exchanges.

Unlike futures contracts, over-the-counter “spot” and forward contracts are entered into between private parties off an exchange and are not regulated by the CFTC or by any other U.S. or foreign governmental agency. Due to the fact that such contracts are not traded on an exchange, the performance of those contracts is not guaranteed by an exchange or its clearinghouse and the Partnership is at risk with respect to the ability of the counterparty to perform on the contract, including the creditworthiness of the counterparty. Trading in the over-the-counter foreign exchange markets is not regulated; therefore, there are no specific standards or regulatory supervision of trade pricing and other trading activities that occur in those markets. The Partnership trades such contracts with MS&Co. and MSCG and is at risk with respect to the creditworthiness and trading practices of each of MS&Co. and MSCG as the counterparty to the contracts. The relative exposure of the Partnership to contracts that are not cleared by a registered clearing firm as of December 31, 2011 is approximately 15%, all of which represents OTC foreign exchange forward and/or options on foreign exchange forward transactions.

The Dodd-Frank Act will affect the manner in which OTC swap transactions are traded and the credit risk associated with such trading. Depending upon actions taken by regulatory authorities, these changes may also affect the manner of trading of OTC foreign currency transactions. The general effective date of the derivatives portion of the Dodd-Frank Act is one year following its enactment. Transactions that have been entered into prior to implementation of the provisions of the Dodd-Frank Act will remain in effect. Accordingly, even after the new regulatory framework is fully implemented, the

Securities and Exchange Commission

risks of OTC foreign exchange transactions will continue to be considerations with respect to transactions entered into prior to the implementation of the provisions of the Dodd-Frank Act.

The percentage of the Partnership’s positions that are expected to constitute forward currency contracts can vary substantially from month to month.

Legal Proceedings, page 22

Comment #3

We note your disclosure that there are no legal proceedings. However, we note that Morgan Stanley has been the subject of various lawsuits. Please provide the disclosure required by Item 103 of Regulation S-K pursuant to Instruction 4 or advise.

Response #3

In the Registrant’s future annual reports on Form 10-K filed pursuant to the Exchange Act, the Registrant will provide the disclosure required by Item 103 of Regulation S-K.

Part II., page 23

Item 5. Market for Registrant’s Common Equity … page 23

Comment #4

In future Exchange Act periodic reports please provide all of the disclosure required by Item 701(d) of Regulation S-K.

Response #4

In the Registrant’s future annual reports on Form 10-K filed pursuant to the Exchange Act, the Registrant will expand its disclosure in Item 5 to state:

The Registrant’s Units of limited partnership interest are being offered in a private placement pursuant to Regulation D under the Securities Act of 1933, as amended, and are being sold only to persons and entities who are accredited investors as the term is defined in Rule 501(a) of Regulation D. In determining the applicability of the exemption, the General Partner relied on the fact that the units were purchased by accredited investors. The General Partner believes that by including the additional disclosure above, it will satisfy the requirements of 701(d).

Securities and Exchange Commission

Comment #5

In future Exchange Act periodic reports please provide the disclosure required by Item 703 of Regulation S-K.

Response #5

In future filings required under the Securities Exchange Act of 1934, as amended, the General Partner will provide all of the disclosure required by Item 703 of Regulation S-K.

Item 7. Management’s Discussion and Analysis … page 25

Comment #6

In future Exchange Act periodic reports please provide disclosure regarding the percentage of assets allocated to each market sector as of the end of the last fiscal year.

Response #6

In future filings required under the Securities Exchange Act of 1934, as amended, the General Partner will provide disclosure regarding the percentage of assets allocated to each market sector as of the end of the last fiscal year.

Report of Independent Registered Public Accounting Firm

Comment #7

The audit opinion date precedes the period covered by the audit opinion. Please explain and amend to correct.

Response #7

The audit opinion date was incorrectly stated as March 28, 2010. The correct date of the opinion was March 28, 2011. The Registrant undertakes to amend the filing to reflect the correct date.

Signatures

Comment #8

Please confirm that Brian Centner is also your principal accounting officer or controller.

Securities and Exchange Commission

Response #8

The General Partner confirms that Brian Centner is its principal accounting officer, and will include a statement to this effect in future Exchange Act reports.

Securities and Exchange Commission

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (212) 296-6806, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Walter Davis

Walter Davis
President, Ceres Managed Futures LLC

cc:	Todd M. Hand, Executive Director, Legal and Compliance, Morgan Stanley Smith Barney Timothy P. Selby, Alston & Bird LLP